中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange.

China Southern Airlines Company Limited (the "Company") has published the "Announcement on progress of the material issues of China Southern Airlines Company Limited" on the website of Shanghai Stock Exchange, the full text of which is set out below for information purpose only.

SUSPENSION OF TRADING

At the request of the Company, trading in the H shares of the Company was suspended from 2:54 p.m. on 26 November 2008 and will continue to be suspended until further notice.

By Order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, People's Republic of China
3 December 2008

As at the date of this announcement, the directors of the Company include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive directors.

Announcement on Progress of the Material Issues of China Southern Airlines Company Limited

All members of the board of directors jointly and severally warrant the truthfulness, accuracy and completeness of the contents of this announcement, and accept responsibility for any misrepresentations, misleading statements or material omissions contained herein.

China Southern Airlines Company Limited (the "Company") has published the "Announcement on material issue and suspension of trading of shares of China Southern Airlines Company Limited" on 27 November 2008 on website of Shanghai Stock Exchange. It was stated in the announcement that the Company is planning and preparing for a proposed non-public share subscription of the Company and the trading of the shares of the Company has been suspended according to the relevant regulation. As the Company is still going through the relevant procedures, there are uncertainties over the relevant issues. In order to protect the interests of investors, trading of the shares of the Company will continue to be suspended. During the period of suspension, the Company will pay full attention to the progress of the material issue and fulfill its disclosure obligation on a timely basis. After the relevant issues are confirmed, the Company will forthwith issue an announcement and apply for the resumption of trading of its shares. Investors are reminded to be aware of the risks involved in investment.

The board of directors of
China Southern Airlines Company Limited
3 December 2008